SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PLANET PAYMENT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

U72603118

(CUSIP Number of Class of Securities)

David R. Fishkin

Vice President, Corporate Counsel and Secretary

Planet Payment, Inc.

670 Long Beach Blvd.

Long Beach, NY 11561

(516) 670-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Joanne R. Soslow, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5000

Calculation of Filing Fee

Transaction Value(1)	Amount of filing fee(2)
$15,000,000	$1,510.50

(1)                     The transaction value is estimated only for purposes of calculating the filing fee.  This amount is based on the offer to purchase up to $15.0 million in value of the issuer’s common stock, $0.01 par value, at a per share price not less than $3.20 per share nor greater than $3.60 per share.

(2)                     Previously paid.  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016 equals $100.70 per $1,000,000 of the value of the transaction.

☒                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,510.50	Filing Party: Planet Payment, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: March 14, 2016

☐                        Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2016 by Planet Payment, Inc., a Delaware corporation (“Planet Payment” or the “Company”), which  relates to the offer by the Company to purchase for cash up to $15.0 million  in value of shares of  its common stock, $0.01 par value, at a per share price of not less than $3.20 nor greater than $3.60 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated March 14, 2016 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.  This Amendment is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.              Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On April 12, 2016, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 p.m., New York City Time, on April 11, 2016.  A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.”

Item 12.              Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description
(a)(5)(B)	Press release announcing final results of the Tender Offer, dated April 12, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLANET PAYMENT, INC.

Date: April 12, 2016	By:	/s/ David R. Fishkin
David R. Fishkin
Vice President, Corporate Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated March 14, 2016*

(a)(1)(B)	Letter of Transmittal *

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 14, 2016*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 14, 2016*

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press release announcing the Tender Offer, dated March 10, 2016*

(a)(5)(B)	Press release announcing final results of the Tender Offer, dated April 12, 2016

(b)(1)

Credit and Security Agreement dated June 10, 2015, by and among the Company, certain affiliates thereof as borrowers or guarantors, and Citizens Bank, N.A. (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed with the Commission on August 4, 2015)

(b)(2)	First Amendment to Credit and Security Agreement, dated July 10, 2015, by and among the Company, certain affiliates thereof as borrowers or guarantors, and Citizens Bank, N.A.*

(b)(3)

Second Amendment to Credit and Security Agreement, dated January 28, 2016, by and among the Company, certain affiliates thereof as borrowers or guarantors, and Citizens Bank, N.A. (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K (File No. 001-35699) filed with the Commission on March 3, 2016)

(d)(1)	Form of Indemnification Agreements (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)

(d)(2)

2000 Stock Incentive Plan and forms of stock option agreement and stock option exercise agreement (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)

(d)(3)

2006 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement (incorporated by reference to Exhibit 10.3 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)

Exhibit Number	Description

(d)(4)

2012 Equity Incentive Plan, and forms of notice of stock option award and stock option award agreement, notice of restricted stock award and restricted stock agreement, notice of stock appreciation right award and stock appreciation right award agreement, and notice of restricted stock unit award and restricted stock unit award agreement (incorporated by reference to Exhibit 10.4 to Registration Statement on Form 10 (File No. 001-35699) filed with the Commission on October 10, 2012)

(d)(5)

2012 Employee Stock Purchase Plan, and form of subscription agreement (incorporated by reference to Exhibit 10.5 to Registration Statement on Form 10 (File No. 001-35699) filed with the Commission on October 10, 2012)

(d)(6)

Offer letter, dated November 8, 2009, by and between the Planet Payment, Inc. and Robert J. Cox III (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)

(d)(7)

Offer letter, dated October 30, 2006, by and between the Planet Payment, Inc. and Kieth W. Flaherty (incorporated by reference to Exhibit 10.7 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)

(d)(8)

Offer letter, dated October 21, 2003, by and between the Planet Payment, Inc. and Alan M. Lubitz (incorporated by reference to Exhibit 10.8 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)

(d)(9)

Executive Retention Agreement, dated November 9, 2009, by and between the Planet Payment, Inc. and Robert J. Cox III (incorporated by reference to Exhibit 10.11 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)

(d)(10)

Offer letter, dated November 12, 2013, by and between Planet Payment, Inc. and Carl J. Williams (incorporated by reference to Exhibit 10.18 to Annual Report on Form 10-K (File No: 001-35699) filed with the Commission on March 7, 2014)

(d)(11)

Long-Term Incentive Restricted Stock Agreement, dated November 12, 2013, by and between Planet Payment, Inc. and Carl J. Williams (incorporated by reference to Exhibit 10.19 to Annual Report on Form 10-K (File No: 001-35699) filed with the Commission on March 7, 2014)

(d)(12)

Executive Retention Agreement dated April 25, 2011, by and between the Company and Raymond D’Aponte (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015)

(d)(13)

Executive Offer Letter dated April 25, 2011, by and between the Company and Raymond D’Aponte (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015)

(d)(14)

Registration Rights Agreement, dated November 10, 2004, as amended, by and among Planet Payment, Inc. and certain security holders of the Planet Payment, Inc. (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)

Exhibit Number	Description

(d)(15)

Employment Agreement dated February 2, 2016, by and between the Company and Carl J. William (incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K (File No. 001-35699) filed with the Commission on March 3, 2016)

(g)	None

(h)	None

*    Previously filed.